Filed Pursuant to Rule 433
Registration Statement No. 333-165991
Dated August 3, 2010
Relating to Preliminary Prospectus dated July 20, 2010

Free Writing Prospectus

This free writing prospectus relates only to the securities of IntraLinks Holdings, Inc. and should be read together with the preliminary prospectus issued July 20, 2010 (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-165991) relating to the offering of these securities. On August 3, 2010, we filed Amendment No. 4 to the Registration Statement, which may be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1488075/000114420410040766/v191951_s1a.htm

References to “IntraLinks,” “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus. This free writing prospectus contains information set forth in Amendment No. 4 and supplements and updates the information contained in the Preliminary Prospectus. YOU SHOULD READ AMENDMENT NO. 4 CAREFULLY BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—IntraLinks Holdings, Inc.—Recent Developments” has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary Consolidated Financial Data—Consolidated Balance Sheet Data” has been updated to revise IntraLinks’ pro forma as adjusted long-term debt, net of current portion as of March 31, 2010 from $145,837,000 to $146,345,000.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary Consolidated Financial Data—Consolidated Statement of Operations Data” and under “Selected Consolidated Financial Data—Consolidated Statement of Operations Data” has been updated to revise the number of shares used in computing IntraLinks’ unaudited as adjusted pro forma net loss per share – basic and diluted for the year ended December 31, 2009 and the three months ended March 31, 2010 to 47,616,613 shares and 48,059,797 shares, respectively, to give effect to the issuance of 10,902,190 shares in the offering, representing the proportionate number of shares allocated to the repayment of outstanding indebtedness and related prepayment fees. This change had no impact on the unaudited pro forma adjusted net loss per share – basic and diluted for such periods.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit B.

*      *      *

IntraLinks has filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents IntraLinks has filed with the SEC for more complete information about IntraLinks and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, IntraLinks, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-172-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

EXHIBIT A

Recent Developments

Results for the Three and Six Months Ended June 30, 2010 and 2009

The following tables set forth selected summary unaudited financial data as of and for the three and six months ended June 30, 2010 and 2009. Results for the three and six months ended June 30, 2010 may not be indicative of our results for any future period. This data should be read in conjunction with our audited consolidated financial statements and the related notes as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus:

Consolidated Statement of Operations Data:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
	(unaudited)		(unaudited)
Enterprise	$12,362	$19,717	$23,959	$37,735
M&A	11,725	16,224	25,536	30,425
DCM	8,776	8,468	17,991	16,181
Total Revenue	32,863	44,409	67,486	84,341
Cost of revenue	12,692	11,555	26,849	23,031
Gross profit	20,171	32,854	40,637	61,310
Gross margin	61.4%	74.0%	60.2%	72.7%
Operating Expenses:
Product development	2,890	4,461	6,016	8,743
Sales and marketing	13,806	19,106	27,943	38,126
General and administrative	5,196	7,595	9,541	13,142
Restructuring costs	245	—	293	—
Total operating expenses	22,137	31,162	43,793	60,011
(Loss) income from operations	(1,966)	1,692	(3,156)	1,299
Interest expense, net	7,025	7,109	14,025	14,136
Amortization of debt issuance costs	473	457	950	914
Other (income) expense(1)	(1,461)	(361)	9,701	(286)
Net loss before income tax	(8,003)	(5,513)	(27,832)	(13,465)
Income tax benefit	(2,922)	(1,568)	(10,632)	(4,041)
Net loss	$(5,081)	$(3,945)	$(17,200)	$(9,424)
Net loss per common share – basic and diluted	$(3.30)	$(1.78)	$(11.81)	$(4.42)
Weighted everage shares outstanding used in basic and diluted net loss per common share calculation	1,537,432	2,210,438	1,456,094	2,133,393

(1)	The three months ended June 30, 2009 and 2010 include a $1.6 million and $0.6 million gain, respectively, on fair value adjustments to the interest rate swap. The six months ended June 30, 2009 and 2010 include a $9.1 million loss and $0.8 million gain, respectively, on fair value adjustments to the interest rate swap, inclusive of a $10.7 million reclassification of the accumulated loss from “Other Comprehensive Income (Loss)”, a component of Stockholders' Equity on the Consolidated Balance Sheet, to “Other (income) expense” on the Consolidated Statement of Operations for the three months ended March 31, 2009, as this derivative instrument no longer qualifed for hedge accounting treatment as of this period.

Other Financial Data:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
	(unaudited)		(unaudited)
Adjusted gross margin(1)	79.9%	81.5%	79.1%	80.6%
Adjusted EBITDA(2)	$11,334	$14,153	$24,050	$25,076
Adjusted EBITDA margin(2)	34.5%	31.9%	35.6%	29.7%
Capital expenditures	$2,826	$9,201	$7,101	$14,255

(1)	Adjusted gross margin represents gross profit, adjusted for amortization of intangible assets and stock-based compensation expense classified within the cost of revenue line item, as a percentage of revenue. See “Management's Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for additional disclosure regarding this measure. Adjusted gross margin is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to gross profit as an indicator of operating performance. The table below provides a reconciliation between the non-U.S. GAAP financial measure of Adjusted gross margin discussed above to the comparable U.S. GAAP measures of gross profit and margin:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
	(unaudited)		(unaudited)
Gross profit	$20,171	$32,854	$40,637	$61,310
Gross margin	61.4%	74.0%	60.2%	72.7%
Adjustments:
Cost of revenue – amortization of intangible assets	$6,067	$3,309	$12,685	$6,618
Cost of revenue – stock-based compensation expense	$18	$15	$41	$28
Adjusted gross profit	$26,256	$36,178	$53,363	$67,956
Adjusted gross margin	79.9%	81.5%	79.1%	80.6%
(2)	Adjusted EBITDA represents net income (loss) adjusted for (1) interest expense, net of interest income, (2) income tax provision (benefit), (3) depreciation and amortization, (4) amortization of intangible assets, (5) stock-based compensation expense, (6) amortization of debt issuance costs and (7) other (income) expenses. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. See “Management's Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for additional disclosure regarding these measures. Adjusted EBITDA and Adjusted EBITDA margin are not a measures of financial performance under U.S. GAAP and, accordingly, should not be considered as alternatives to net loss as an indicator of operating performance. The table below provides a reconciliation between the non-U.S. GAAP financial measure of Adjusted EBITDA discussed above to the comparable U.S. GAAP measure of net loss:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
	(unaudited)		(unaudited)
Net loss	$(5,081)	$(3,945)	$(17,200)	$(9,424)
Interest expense, net	7,025	7,109	14,025	14,136
Income tax benefit	(2,922)	(1,568)	(10,632)	(4,041)
Depreciation and amortization	2,923	4,262	5,886	7,607
Amortization of intangible assets	9,976	7,208	20,503	14,426
Stock-based compensation expense	401	991	817	1,744
Amortization of debt issuance costs	473	457	950	914
Other (income) expense	(1,461)	(361)	9,701	(286)
Adjusted EBITDA	$11,334	$14,153	$24,050	$25,076

Consolidated Balance Sheet Data:

	June 30,
	2009	2010
	(unaudited)
Cash and cash equivalents	$22,838	$15,931
Short-term investments	$—	$5,218
Working capital	$13,738	$14,985
Total assets	$511,611	$496,753
Long-term debt, net of current portion	$287,755	$291,821
Redeemable convertible preferred stock	$176,149	$176,617
Accumulated deficit	$(58,804)	$(75,800)
Total stockholders' deficit	$(55,449)	$(69,614)

The results for the three months ended June 30, 2010 reflect an increase in total revenue of $11.5 million, or 35.1%, as compared to the three months ended June 30, 2009. The results for the six months ended June 30, 2010 reflect an increase in total revenue of $16.9 million, or 25.0%, as compared to the six months ended June 30, 2009. The increases in total revenue for both the three and six months ended June 30, 2010 as compared to the prior year periods were driven by increases in revenues in the enterprise and M&A markets, partially offset by a decrease in the DCM market. The year-over-year increase in the enterprise market was attributed primarily to an increased customer base, larger contract values for new customers (compared to historic levels), as well as higher renewal levels for existing customers. This activity reflects both wider adoption of our services across customers’ organizations and greater utilization of our services than customers’ initial commitments, thus resulting in increased overage fees and higher renewal levels. In the M&A market, the year-over-year increase was attributed primarily to improved global economic conditions resulting in increased volume of M&A transactions, as well as increased market share. Accordingly, we have experienced a higher volume of transaction deals. In the DCM market, the year-over-year decrease primarily reflects the slower recovery of the global debt capital markets.

The results for the three months ended June 30, 2010 also reflect a decrease in cost of revenue of $1.1 million, or 9.0%, as compared to the three months ended June 30, 2009. The results for the six months ended June 30, 2009 reflect a decrease in cost of revenue of $3.8 million, or 14.2%, as compared to the six months ended June 30, 2009. The decreases in cost of revenue for both the three and six month periods, as compared to the prior year periods, were attributed primarily to the scheduled decrease in amortization of definite-lived intangible assets. This decrease in cost of revenue was partially offset by an increase in amortization of capitalized software costs and an increase in software maintenance and license fees reflecting the growth of and costs to support the business. The net decrease in cost of revenue, coupled with the increase in total revenue described above, drove improvements in gross margin of 12.6 and 12.5 percentage points, respectively, for the three and six months ended June 30, 2010, on a year-over-year basis.

Total operating expenses for the three months ended June 30, 2010 increased by approximately $9.0 million, or 40.8%, as compared to the three months ended June 30, 2009. Total operating expenses for the six months ended June 30, 2010 increased by approximately $16.2 million, or 37.0%, as compared to the six months ended June 30, 2009. These year-over-year increases were primarily driven by higher support and maintenance costs reflecting an expanded product portfolio, an increase in headcount related expenses, including recruitment, largely reflecting the growth of the sales function to drive market expansion plans, and increased travel and entertainment expenses, driven primarily by the larger headcount in sales and a wider geographic focus. We also experienced an increase in one-time professional fees and other related expenses in preparation of becoming a public company and to support our new global entity organization structure. Our non-cash stock compensation charges increased as a result of additional grants made in the latter half of 2009, and the first quarter of 2010. Additionally, during the first quarter of 2010 we recorded a credit to general and administrative expenses representing a reversal of an accrual for corporate, non-income taxes, for which we had no liability as of March 31, 2010. See Note 2 to the consolidated financial statements contained elsewhere in this prospectus. This credit to general and administrative expenses in the first quarter of 2010 partially offset the increase in operating expenses described above.

The effective tax rate was 28.4% and 30.0%, respectively, for the three and six months ended June 30, 2010, compared with an effective tax rate of 36.5% and 38.2%, respectively, for the three and six months ended June 30, 2009. The decreases in income tax benefit as compared to the prior year periods were primarily attributable to the discrete item in the first quarter of 2009 related to the de-designation of the interest rate swap, as well as an increase in annualized projections for stock-based compensation on a comparative basis to the prior year, thus decreasing the estimated tax rate for 2010.

Capital expenditures during the three and six months ended June 30, 2010 increased by $6.4 million, or 225.6%, and $7.2 million, or 100.7%, respectively, over the prior year comparable periods, primarily driven by the purchase of previously leased equipment, as described in Note 17 to the consolidated financial statements contained elsewhere in this prospectus. The cost of the purchased equipment is being depreciated over the remaining useful lives of the respective assets. Other than with respect to the increase in capital expeditures, none of the events described in Note 17 to the consolidated financial statements contained elsewhere in this prospectus had a material impact on our financial results for the three and six months ended June 30, 2010.

EXHIBIT B

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;
•	on a pro forma basis to give effect to the conversion of all outstanding shares of our Series A redeemable convertible preferred stock, par value $0.001 per share (“Series A Preferred Stock”) into an aggregate of 35,101,716 shares of our common stock and the filing of our amended and restated certificate of incorporation; and
•	on a pro forma as adjusted basis to give further effect to our sale in this offering of 11,000,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of a portion of the net proceeds of this offering to the repayment of certain of our outstanding indebtedness.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010		Pro Forma As Adjusted(1)(2)
	Actual	Pro Forma
	(In Thousands, Except Share Data)
Long-term debt, including current maturities:
First Lien Credit Facility	$128,248	$128,248	$128,248
Second Lien Credit Facility:
Tranche B, net of discount of $729, $729 and $221, respectively	29,271	29,271	8,857
Tranche C	35,000	35,000	10,590
PIK Loan	99,046	99,046
Total debt	$291,565	$291,565	$147,695
Series A Preferred Stock, par value $0.001 per share; 36,000,000 shares authorized, 35,863,270 shares issued and outstanding (actual); 36,000,000 shares authorized, no shares issued and outstanding (pro forma); no shares authorized, issued and outstanding (pro forma as adjusted)	$176,555	—	—
Shareholders’ (deficit) equity:
Undesignated preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding (actual); 10,000,000 shares authorized, no shares issued or outstanding (pro forma and pro forma adjusted)	—	—	—
Common stock, par value $0.001 per share; 41,000,000 shares authorized, 3,183,248 shares issued and outstanding (actual); 300,000,000 shares authorized, 38,284,964 shares issued and outstanding (pro forma); 300,000,000 shares authorized, 49,284,964 shares issued and outstanding (pro forma as adjusted)(3)	$3	$38	$49
Additional paid-in capital	5,097	181,617	332,306
Accumulated deficit	(71,855)	(71,855)	(76,099)
Accumulated other comprehensive income	94	94	94
Total stockholders’ (deficit) equity	$(66,661)	$109,894	$256,350
Total capitalization	$401,459	$401,459	$404,045

(1)	The information above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this preliminary prospectus, would increase or decrease each of additional paid-in capital and total stockholders’ equity by $11 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this preliminary prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1 million shares in the number of shares of common stock offered by us, assuming an initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this preliminary prospectus, would increase or decrease each of additional paid-in capital and total stockholders’ equity by approximately $15 million.
(3)	The number of shares of our common stock outstanding set forth in the table excludes (i) 2,486,855 shares of common stock issuable upon exercise of outstanding options as of March 31, 2010 at a weighted average exercise price of $3.97 per share (of which options to acquire 605,335 shares of common stock are vested as of March 31, 2010), (ii) 3,228,181 shares of our common stock reserved for future issuance under our equity incentive plans as of March 31, 2010, and (iii) 400,000 shares of our common stock reserved for future issuance under our 2010 Employee Stock Purchase Plan, which will become effective in connection with this offering.